Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

8 June 2012

PRIMA BIOMED – DUBAI UPDATE

Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) advises that it will be winding down its business activities in Dubai due to regulatory delays and logistical challenges that would make it difficult to treat patients and achieve profitability in a reasonable amount of time.

Prima’s operations in Dubai were initiated based on a pilot CVacTM program, whereby the operating cost would be underwritten by revenues earned from providing non-CVac-related apheresis services at The City Hospital.

The decision to wind down operations in Dubai will allow the Company to refocus on clinical development of CVac in larger markets including the United States, Europe, and Australia.

Matthew Lehman, Prima’s Chief Operating Officer and CEO designate said: “The team at Prima made a concerted effort to establish a successful CVac and apheresis program in Dubai, but assumptions about revenue from non-CVac-related apheresis services and the forecast timeline for when CVac could be exported from Australia to Dubai were, in retrospect, too optimistic.”

“There are a number of significant obstacles to overcome to make this a successful operation within an appropriate timeframe; the time to break even or to profitability is too distant to justify maintaining the Dubai operation.”

Prima exits the region on excellent terms with its employees and regional partners. It advises that it may be appropriate to re-enter the Middle East market, at a later time, when essential regulatory approvals have been granted.

ENDS

For further information please contact:

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

USA Investor/Media:

Ms. Kathy Galante, Burns McClellan Inc.

+1 (212) 213-0006; kgalante@burnsmc.com

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

About Prima BioMed

Prima BioMed is a global biotechnology company headquartered in Australia. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889